EXHIBIT 99.1

CODE OF ETHICS

This Code of Ethics (“Code”) for Senior Officers of World Gaming plc and its subsidiaries (the “Company”) applies to the Company’s Chief Executive Officer, Chief Financial Officer and its principal accounting officer or controller, or persons performing similar functions (the “Senior Financial Officers”). The Company expects all of its associates to conduct business in accordance with applicable laws of England and Wales and the United States laws and the Company’s high standards of business ethics, and to abide by policies and procedures adopted by the Company that govern the conduct of its associates, including the specific associates to which this Code relates.

In performing duties, Senior Financial Officers will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

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Promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “Commission”) and in other public communications made by the Company.

•	Comply with laws, rules and regulations of England and Wales as well as the United States and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

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Encourage and reward professional integrity in all aspects of the Company’s financial organization and eliminate barriers to responsible behavior, such as coercion, reprisal or alienation from the financial organization of the Company.

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Not unduly or fraudulently influence, coerce, manipulate or mislead any aspect of any authorized financial audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company’s financial statements or accounting books and records.

If a Senior Financial Officer is aware of any suspected or known violations of this Code, they have a duty to promptly report such concerns to the Company’s general counsel or to the audit committee (the “Audit Committee”) of the Company’s board of directors (the “Board”).

Any violation of this Code and any violation by the Company, or its directors or officers, of the securities laws, rules or regulations or other laws, rules or regulations applicable to the Company may also be reported anonymously via the Company’s compliance hotline to be established by management. The Audit Committee, as well as the Board, shall have the authority to approve a waiver of any provision of this Code. Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver and the grounds for such waiver for a Senior Financial Officer shall be disclosed by any means approved by the Commission.

This Code is a statement of certain fundamental principles, policies and guidelines that govern Senior Financial Officers in the conduct of the Company’s business, and is designed to assist the Company to conduct business in accordance with applicable federal and state laws and the Company’s high standards of business ethics. It is not intended to and does not create any rights in any associate, customer, supplier, competitor, stockholder or any other person or entity.

Senior Financial Officers understand that they will be subject to action, including possible termination, if they violate or fail to comply with this Code. The Audit Committee will assess compliance with this Code, report violations of this Code to the Board and, based upon the relevant facts and circumstances, recommend to the Board appropriate action.